KIRKLAND & ELLIS LLP AND AFFILIATED PARTNERSHIPS

Citigroup Center 153 East 53rd Street New York, New York 10022-4611
David D. McCusker To Call Writer Directly: 212 446-4734 dmccusker@kirkland.com	212 446-4800 www.kirkland.com	Facsimile: 212 446-4900
January 19, 2006

VIA EDGAR

Mr. Matt Franker

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Innophos, Inc.

Registration Statement on Form S-4 Filed November 23, 2005

File No. 333-129951

Innophos Investments Holdings, Inc.

Registration Statement on Form S-4 Filed November 23, 2005

File No. 333-129954

Dear Mr. Franker:

On behalf of our clients Innophos, Inc., a Delaware corporation (the “Company”) and Innophos Investments Holdings, Inc., a Delaware corporation (“Holdings” and together with the Company, the “Companies”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission, a complete copy of each of Amendment No. 2 (the “Company Amendment No. 2”) to the above-captioned Registration Statement on Form S-4 of the Company, as amended by Amendment No. 1 thereto on November 28, 2005 (the “Company Registration Statement”) and Amendment No. 2 (the “Holdings Amendment No. 2” and, together with the Company Amendment No. 2, the “Amendments No. 2”) to the above-captioned Registration Statement on Form S-4 of Holdings, as amended by Amendment No. 1 thereto on November 28, 2005 (the “Holdings Registration Statement” and, together with the Company Registration Statement, the “Registration Statements”). A copy of each of the Amendments No. 2 has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by us for a period of five years.

This amendment reflects certain revisions of the Registration Statements, in response to the comment letter to Mr. Randy Gress, the Company’s and Holdings’ Chief Executive Officer,

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dated December 20, 2005 from the staff of the Commission (the “Staff”). In addition, the amendment updates certain of the disclosures contained in the Registration Statements, as amended.

We have referenced the appropriate page number of the prospectus contained in the Company Registration Statement in our responses contained herein. The numbered paragraphs below set forth the Staff’s comments together with our response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statements. Dollar amounts are in thousands unless otherwise stated herein.

Form S-4

General

1.	Staff’s comment: The following comments are keyed to disclosure in the Form S-4 and S-4/A for Innophos, Inc, file no. 333-129951. Please also address these comments and revise the Form S-4 and S-4/A for Innophos Investments Holdings, Inc., file no. 333-129954, as applicable. Where this letter requests supplemental confirmation, please provide such confirmation for each filing.

Response: In response to the Staff’s comment, the comments of the Staff made in the above referenced letter have been addressed in the Form S-4 and S-4/A for Innophos Investments Holdings, Inc., where applicable, and where supplemental confirmation has been requested, such confirmation has been provided for each filing.

2.	Staff’s comment: Please confirm supplementally that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Response: In response to the Staff’s comment, the Companies hereby confirm that the expiration date will be included in the final prospectus of each of the Companies disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

3.	Staff’s comment: We note your reference to the third party appraisal firm throughout your filing. Please name the expert and provide their consent as required by Section 436(b) of Regulation C or delete your reference to them.

Response: In connection with the initial acquisition of the Company’s assets, management made certain fair value estimations. In making these estimations, it considered the valuations of the above-referenced third party appraisal firm. In response to the Staff’s comment, the Companies have deleted the reference to the third party appraisal firm throughout the Registration Statements.

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January 19, 2006

Cover Page

4.	Staff’s comment: To the extent additional subsidiaries of the company come into existence and are made guarantors on the exchange notes prior to the effectiveness of this registration statement, we assume you will update the facing page, the signature pages, and financial statements to reflect the additional guarantors. Please note that guarantors added following effectiveness of this Form S-4 will require a new registration statement to be filed to register the additional guarantees.

Response: In response to the Staff’s comment, the Company hereby confirms that to the extent additional subsidiaries of the Company come into existence and are made guarantors on the exchange notes prior to the effectiveness of the Company Registration Statement, the Company will update the facing page, the signature pages, and financial statements to reflect the additional guarantors.

5.	Staff’s comment: As currently represented, the offer could be open for less than 20 business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Response: In response to the Staff’s comment, the Companies have revised the cover page to provide that each offer will remain open until midnight on the day to be inserted in final prospectus of each of the Companies disseminated to security holders, which the Companies hereby confirm will be at least the twentieth business day following commencement of the offer.

Table of Contents, page i

6.	Staff’s comment: Please revise your table of contents to include a specific listing of the risk factors section, as required by Item 502(a) of Regulation S-K.

Response: The table of contents has been revised to include a specific listing of the risk factors section in response to the Staff’s comment.

Prospectus Summary, page 1

7.	Staff’s comment: We note your discussion of Market and Industry Data on page 30. Please supplementally provide us with copies of the information from third party sources on which you base statements in the prospectus. Please tell us whether you believe these materials are the most recent materials on the subject by the authors. In addition, please tell us whether they have been made available to the public, without payment of subscription or similar fees or whether they were prepared for you. We reference as an example your statement regarding the size of the specialty phosphate market size in 2003 on page 2.

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Response: The Companies have sent the report of British Sulphur Consultants (“BSC”) under separate cover concurrently herewith for your review. The information contained therein, along with conversations between BSC and the predecessors to the Companies constitute the sources of the third party phosphates market information contained in the Registration Statements. The companies note in the Market and Industry section of the Registration Statements that the report of BSC was prepared for a fee and has not been made available to the public. The Companies believe that these are the most recent materials available to them. The Companies have not retained and have no plans to retain BSC to provide new data.

8.	Staff’s comment: We note your summary contains a lengthy description of the company’s competitive strengths, business strategy, and “purpose of the exchange offer.” Further, we note virtually identical disclosure of the company’s competitive strengths and “purpose of the exchange offer” appears later in the prospectus. In the summary, you are to carefully consider and identify those aspects of the offering that are the most significant and determine how to best highlight those points in clear, plain language. The summary should not include a lengthy description of the company’s business and business strategy. This detailed information is better suited for the body of the prospectus. If you want to highlight key aspects of your business strategy, consider listing these in a bullet-point format, with one sentence per bullet point. See Item 503(a) of Regulation S-K and part IV.C. of Securities Act Release No. 7497.

Response: In response to the Staff’s comment, the Companies have revised and condensed the description of the Companies’ competitive strengths, business strategy, and purpose of the exchange offer to identify the aspects of the offering that are most significant.

Purpose of the Exchange Offer, page 4

9.	Staff’s comment: Your discussion in the second paragraph appears to repeat most of the information disclosed on page 33. Please revise to summarize the information concerning the liquidated damages in a manner to facilitate a reader’s understanding. Consider using bullet points to highlight the filing deadlines you missed and the resulting damages you incurred.

Response: In response to the Staff’s comment, the Companies have revised the discussion in the second paragraph under “Purpose of the Exchange Offer” to summarize the information on page 34 and to simplify the disclosure.

Summary of the Exchange Offer, page 6

10.	Staff’s comment: We note the disclosure indicating that you will issue new notes or return any old notes not accepted for exchange “as promptly as possible” after expiration or termination of the offer. Rule 14e-1(c) requires that you exchange the notes or return the old notes “promptly” upon expiration or termination of the offer, as applicable. Please revise

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here and throughout the document, as necessary.

Response: The Companies have changed the phrase “as promptly as possible” to “promptly” in response to the Staff’s comment, where applicable.

The New Notes, page 8

11.	Staff’s comment: Please revise your summary discussion of guarantees of the new notes to reflect that the notes are only guaranteed by your Innophos Mexico Holdings, LLC subsidiary. If the notes are guaranteed by other existing subsidiaries, you must amend your registration statement to name these subsidiaries and register these guarantees. Please make corresponding revisions throughout your filing, including your cover page.

Response: In response to the Staff’s comment, the Companies have revised the Registration Statements to reflect that Innophos Mexico Holdings, LLC is currently the only guarantor of the Company’s Senior Subordinated Notes due 2014.

12.	Staff’s comment: You list a variety of risks that could apply to any company with international operations. Describe with greater specificity the risks that arise from your operations in your specific foreign markets. What are the company’s material risks?

Response: In response to the Staff’s comment, the Companies have revised the risk factor listed on page 27 beginning “We are subject to risks and uncertainties associated with our non-U.S. operations…” to be more specific to the Companies’ operations.

Risks Related to the Notes, page 14

Our substantial leverage may impair our financial condition . . ., page 14

13.	Staff’s comment: We note disclosure of your susceptibility to interest rate fluctuations due to your substantial variable rate debt. Please revise to indicate how much your interest expense will increase for each 1% increase in interest rates.

Response: In response to the Staff’s comment, the Company has updated the risk factor on page 14 of the Company Registration Statement that begins “Despite current indebtedness levels...” and Holdings has made the corresponding change to the Holdings Registration Statement, to include the effect on their respective interest rate expense of a 1% increase in interest rates.

We will require a significant amount of cash. . ., page 15

14.	Staff’s comment: Please state your current annual debt service payment obligations.

Response: The Companies have updated the noted risk factor in each of the Registration Statements to include their respective annual debt service payments in response to the Staff’s comment.

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Covenant restrictions under our indebtedness . . ., page 17

15.	Staff’s comment: We note the cross-default provisions of your other indebtedness here and under your discussion of the risks presented by a change of control on pages 18-19, as well as the cross-default and acceleration provisions of the Indenture, as discussed on pages 117-18. Please add a risk factor to discuss the applicability of cross-default and acceleration provisions in your other debt instruments to the Indenture under which the exchange notes are issued, as well as the company’s ability to repay all accelerated indebtedness, including the exchange notes, simultaneously.

Response: In response to the Staff’s comment, each of the Companies has added a risk factor to clarify the applicability to their respective indentures of cross-default and acceleration provisions in their other debt instruments and to discuss the Companies’ ability to repay all accelerated indebtedness simultaneously.

16.	Staff’s comment: Please confirm to us supplementally that you are in compliance with all of the terms of your outstanding debt and required ratios. In the event you are not in compliance, please disclose the terms you do not meet and the potential consequences.

Response: As of the date of this letter, each of the Companies is, and the Companies expect that as of the consummation of the exchange offer each of the Companies will be in compliance with their outstanding applicable debt and ratio covenants.

Risks Related to the Company, page 19

We have identified in our operations material weaknesses in our internal controls over financial reporting . . .., page 22

17.	Staff’s comment: Please revise your discussion of disclosure controls and procedures and internal control over financial reporting to indicate that as a first-time registrant, you are not currently subject to Exchange Act rules implementing Section 404 of Sarbanes-Oxley. If you conclude that the results of your assessments present a material risk to investors on a going-forward basis, revise your discussion to explain that you will become a reporting company subject to the rules implementing Section 404 as a result of this offering, the consequences of those rules, and the risk(s) they and/or previously identified weaknesses present to investors. In revising your discussion, please note that disclosure controls and procedures and internal controls over financial reporting are separate, albeit related, concepts. Refer to Items 307 and 308 of Regulation S-K. For additional information on internal controls over financial reporting, refer to the Staff Statement on Management’s Report on Internal Controls Over Financial Reporting (May 16, 2005), available on the Commission website at www.sec.gov.

Response: In response to the Staff’s comment, the Companies have revised their discussion of disclosure controls and procedures and internal controls over financial reporting to clarify that as first-time registrants, they will not currently be subject to Exchange Act rules implementing Section 404 of the Sarbanes-Oxley Act.

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18.	Staff’s comment: We note your disclosure in the second paragraph on page 23 that the company is developing an action plan to address “the material weaknesses noted above.” Please revise to describe these material weaknesses with more specificity. We note your reference to “control deficiencies as noted in our 10-K report field with the Trustee under our Indenture.” Please revise to describe these control deficiencies here and delete the reference to a document that you do not incorporate by reference.

Response: The Companies have each revised the referenced paragraph to describe the noted material weaknesses with more specificity, and they have each removed the reference to their respective 10-K reports, in response to the Staff’s comment.

19.	Staff’s comment: We note your list of actions that you are taking to enhance the reliability and effectiveness of your control procedures. Please disclose with more specificity whether or not the company has remediated the material weaknesses. If the material weaknesses have not been remediated, please disclose more fully when and how the company expects to do so. Please explain in more specific detail the steps you have taken (or plan to take) and procedures you implemented (or plan to implement) to correct the material weaknesses you identify.

Response: The Company has revised its discussion on page 23 of the Company Registration Statement, and Holdings has made the corresponding change to the Holdings Registration Statement, to describe with more specificity the steps that are being taken to remedy the material weaknesses noted and to disclose whether or not the Company has remedied the material weaknesses.

We may be held liable for certain tax claims . . ., page 25

20.	Staff’s comment: We note virtually identical disclosure of the substance of the individual proceedings on pages 51 and 52, and in legal proceedings on pages 78 and 79. Please revise this risk factor to concisely state the risks presented to investors by these tax claims.

Response: The Companies have revised this risk factor to concisely state the risks presented to investors by these tax claims, in response to the Staff’s comment.

As a U.S. corporation, we are subject to the Foreign Corrupt Practices Act . . ., page 28

21.	Staff’s comment: Please revise to present this risk with more specificity. For example, have there been any determinations that you have violated the FCPA?

Response: In response to the Staff’s comment, the Companies have revised this risk factor to present greater specificity and in particular the enhanced risks the Company faces as a result of the Company’s significant sales and marketing efforts around the world. There have been no determinations that either of the Companies has violated the FCPA.

Due to the nature of our business and products, we may be liable for damages based on product liability claims, page 29

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22.	Staff’s comment: If relevant, please revise the discussion presented in this risk factor to state whether you or your predecessor have been subject to product liability claims, For example, have you or your predecessor had any material product liability claim settlements within the past three years? Is Innophos currently subject to any potentially material product liability claims? Risk factors that are so vague or speculative that they could apply to any company should be deleted.

Response: In response to the Staff’s comment, each of the Companies has revised the referenced risk factor to describe with greater specificity its history regarding product liability claims.

Forward Looking Statements, page 32

23.	Staff’s comment: The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer or with an initial public offering. See Section 27A(b)(2)(C), (D) of the Securities Act and Section 21E(b)(2)(C), (D) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer. Please delete the risk factor discussing forward-looking statements that begins on page 29 in its entirety.

Response: In response to the Staff’s comment, the Companies have deleted this reference to the Private Securities Litigation Reform Act of 1995. The Companies have also deleted the risk factor discussing forward-looking statements noted above in its entirety in response to the Staff’s comment.

The Exchange Offer, page 34

24.	Staff’s comment: We note your disclosure on page 35 in the paragraph that precedes “Procedures for Tendering Old Notes Through Brokers and Banks.” Please advise us as to how oral notice of any delay in acceptance, extension, termination, or amendment is reasonably calculated to reach registered holders of outstanding notes or otherwise satisfies the requirements of Rule 14e-l(d). In addition, please confirm that, in the case of an extension, any press release or other public announcement you undertake to make will disclose the approximate number of Old Notes tendered to date.

Response: In response to the Staff’s comment, the Companies have revised the statement referenced above in each of the Registration Statements, to provide that the notice of extension shall be by press release or other public announcement, as required by Rule 14e-1(d). The Companies also hereby confirm that in the case of an extension, any press release or other public announcement that either of the Companies undertake to make will disclose the approximate number of Old Notes tendered to date.

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Unaudited Pro Forma Statements of Operations, page 42

25.	Staff’s comment: We note that you are using a weighted average life of the total increase in identifiable intangible assets to calculate pro forma amortization expense. Based on the disclosure in note 1 that identifies a weighted average life for each identifiable intangible group, please provide us with your calculation of the annual amortization for each identifiable intangible asset group. Refer to Article 11-02(b)(6) of Regulation S-X for guidance.

Response: The Company calculated amortization expense related to each identifiable intangible based on the expected useful life of that asset as follows:

Identifiable Intangibles:	Original Basis	Useful Life	Amortization Expense
		yrs
Developed Process Technology	$34,300	20	$1,715
Application Patents	2,300	15	153
Tradenames	8,100	20	405
License Agreements	1,200	5	240
Supply Agreements	4,900	2.38	2,059
Customer relationships	10,100	20	505
Capitalized software	1,200	3	407

	$62,100	11.34	$5,484

26.	Staff’s comment: Please revise note 4 to state why you have not included an adjustment for the Transition Services Agreement, including the amounts you are required to pay under this agreement. Refer to Article 11-02(b)(5) of Regulation S-X for guidance.

Response: In response to the Staff’s comment, the Company has revised Note 4 in the Company Registration Statement, and Holdings has revised the corresponding disclosure in the Holdings Registration Statement, to state why they have not included an adjustment for the Transition Services Agreement.

27.	Staff’s comment: Please revise your disclosure in note 4 to explain how you determined the Pharma-calcium phosphates sales agency agreement related to the administrative and selling expense results in a decrease to SG&A. Refer to Article 11-02(b)(6) of Regulation S-X for guidance.

Response: In response to the Staff’s comment, the Company has revised Note 4 in the Company Registration Statement, and Holdings has revised the corresponding disclosure in the Holdings Registration Statement, to state how they made the above-referenced determination regarding the Pharma-calcium phosphates sales agency agreement.

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28.	Staff’s comment: Please revise your disclosure in note 4 to explain how you determined the impact of increasing the fair value of property, plant and equipment with purchase accounting results in a decrease to depreciation and amortization expense included in SG&A. Refer to Article 11-02(b)(6) of Regulation S-X for guidance.

Response: The Company has revised Note 4 in the Company Registration Statement, and Holdings has revised the corresponding disclosure in the Holdings Registration Statement, to explain how they made the determination referenced above, in response to the Staff’s comment.

29.	Staff’s comment: We note that your term loan facility is based on a variable interest rate. As such, please disclose the effect on income of a 1/8 percent variance in interest rates. Refer to Article 11-02(b)(8) for guidance.

Response: In response to the Staff’s comment the Company has revised the disclosure on page 46 of the Company Registration Statement, and Holdings has made the corresponding change to the Holdings Registration Statement, to reflect the effect on income of a 1/8th percent variance in interest rates.

Selected Financial and Other Data, page 47

30.	Staff’s comment: For periods August 14, 2005 – December 31, 2004 and August 14, 2004 – September 30, 2004, please remove the less than one-to-one coverage and only disclose the dollar amount of the deficiency. Refer Item 503 of Regulation S-K for guidance.

Response: In response to the Staff’s comment the Companies have revised the noted provision in each of the Registration Statements, to remove the noted coverage ratio and to state the dollar amount of the deficiency.

Management’s Discussion and Analysis of Financial Condition And Results of

Operations, page 49

Critical Accounting; Policies and Estimates, page 50

31.	Staff’s comment: We note your disclosure that your bi-carbonate plant at Chicago Heights is currently idle. In addition, you have an agreement with Rhodia for a 5-year option to lease the plant for 10 years at no cost. As such, it appears that there is an uncertainty regarding your ability to recover the carrying value of this plant. Please disclose the carrying value of this plant within your valuation of goodwill and long-lived assets section, including a description of the plant’s future operational status. Refer to Item 303, Instruction 3 to Paragraph 303(A) of Regulation S-K for guidance. Please also tell us how you determined this plant is not impaired under SFAS 144.

Response: The carrying value of the Company’s bi-carbonate plant and related equipment at Chicago Heights within our valuation is zero at its acquisition date. This is due to the fact that the plant equipment assets were placed out of service by Rhodia prior

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to 2001 . The carrying value of the bi-carbonate building is $50 and this building is currently being used by the Company as an internal storage and warehousing facility and has no future operational value to the Company. The Company has revised its disclosure on page 93 of the Company Registration Statement, and Holdings has made the corresponding change to the Holdings Registration Statement, in response to the Staff’s comment.

Claims and Legal Proceedings, page 53

32.	Staff’s comment: We note that for the Mexican Tax Claims, Mosaic remedial investigation and clean-up, and Mexican Water Recycling System issues, you are/may be seeking indemnification by Rhodia, S.A. We also note Rhodia has reported a significant amount of debt with negative stockholders’ equity as of September 30, 2005 and December 31, 2004, net loss for its nine-months ended September 30, 2005 and fiscal years 2004 and 2003, and negative operating cash flows for the three fiscal years ended December 31, 2004, As such, please included disclosure regarding management’s assessment of the probability that Innophos will incur a loss due to Rhodia’s potential inability to perform under the indemnification agreement and your basis for such conclusions. Also consider addressing this in your risk factor section.

Response: In response to the Staff’s comment, the Companies have included disclosures regarding management’s assessment of the probability that the Company will incur a loss due to Rhodia’s inability to pay indemnification claims of the Company resulting from the above-mentioned Mexican claims.

33.	Staff’s comment: We note that Rhodia sold the AvGard business during May 2004 and that AvGard’s results are included in the Phosphates Business’s historical results. As such, it is unclear why the results of this business is not presented as a discontinued operation. Please tell us how you determined that the AvGard business is not a component. Or, tell us why you believe the cash flows of the component are not eliminated from the on-going operations and/or you have continuing involvement in the operations of this component subsequent to its sale with reference to SFAS 144 in support of your conclusions. Finally, please include disclosures under SFAS 144 for the sale of the AvGard business in your audited footnotes, or tell us why you do not believe such disclosure is required.

Response: In response to the Staff’s comment, the Companies have revised their disclosures related to AvgardTM. In 2004, Rhodia transferred certain assets related to AvgardTM, including the relevant intellectual property and the marketing rights, as part of an unrelated disposition of its “Food Ingredients” business. The Rhodia Phosphates Business continued, and now the Company continues, to have an exclusive supply agreement for tri-sodium phosphate, the main product used in AvgardTM, and therefore both the predecessor and the successor combined and consolidated financial statements include certain transactions related to this supply commitment. As a result of competing technological advances, the Companies’ volumes and prices under this supply agreement are less than

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that of their predecessors; however the Companies continue to have significant involvement in the supply of tri-sodium phosphate. Therefore, the disclosures required under SFAS 144 related to discontinued operations are not appropriate in the audited footnotes.

34.	Staff’s comment: Please revise your disclosure to include a discussion and analysis of your segment operational results for net sales and segment EBITDA. Refer to Item 303(A) of Regulation S-K for guidance.

Response: In response to the Staff’s comment, the Companies have included disclosures on segment reporting for net sales and EBITDA.

35.	Staff’s comment: We note that a significant STPP customer has filed a claim related to product issues. As such, please include a discussion of any trends this claim has had or is expected to have on future results of operations. Refer to Item 303(A)(3)(ii) of Regulation S-K for guidance.

Response: After reassessing such claims, the Companies believe that the likelihood of significant claims related to this customer is remote and this disclosure has been deleted.

Liquidity and Capital Resources, page 62

36.	Staff’s comment: We note that inventory is 11 % of your total assets as of September 30, 2004. As such, please include an analysis of inventory turnover rates. In addition, inventory has increased six percent since December 31, 2004, which appears to be disproportionate to your net sales trends. As such, please also include a discussion and analysis of this trend. Refer to instruction 5 to Item 303(A) of Regulation S-K for guidance.

Response: In response to the Staff’s comment, the Companies have revised the referenced liquidity and capital resources section in each of the Registration Statements, to include a discussion of the increasing trend of inventory and an analysis of inventory days on hand.

Management, page 85

37.	Staff’s comment: Please revise your discussion of Mr. Heyse’s business experience to specify his occupation for each of the past five years. Refer to Item401(e) of Regulation S-K.

Response: In response to the Staff’s comment, the Companies have revised their discussion of Mr. Heyse’s business experience to specify his occupation for each of the past five years.

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Description of Certain Indebtedness, page 95

38.	Staff’s comment: Delete the language that the descriptions “do not purport to be complete” and are “qualified in their entirety by reference.” Rule 411(a) of Regulation C under the Securities Act allows qualification of information inside the prospectus by reference to information outside the prospectus only to the extent that the form explicitly permits it or where the form requires a summary of the document. If you retain the language that descriptions “do not purport to be complete,” disclose that all material provisions of your indebtedness arc discussed in the prospectus.

Response: In response to the Staff’s comment, the Companies have deleted the noted language from each of the Registration Statements.

39.	Staff’s comment: In addition, please delete the statement “which is available from us upon request” and file the new senior secured credit agreement as an exhibit.

Response: In response to the Staff’s comment, the noted statement has been deleted. The new senior secured credit agreement was filed with each of the Registration Statements as Exhibit 10.9 thereto, along with the first amendment thereto, filed with each of the Registration Statements as Exhibit 10.11.

Available Information, page 148

40.	Staff’s comment: Please update the address of the Commission’s public reference room. See Form S-4, Item 11(c).

Response: In response to the Staff’s comment, the Companies have updated the address of the Commission’s public reference room to 100 F Street, N.E., Washington, D.C. 20549.

Innophos, Inc. and Subsidiaries Financial Statements for the Fiscal Year Ended

December 31, 2004

Report of Independent Registered Public Accounting Firm, page F-2

41.	Staff’s comment: We note that the audited financial statements do not include a note related to the predecessor financial statements that presumably is a required GAAP disclosure. The consent included in Exhibit 23.1 states the footnote relates to the combined financial statements of Rhodia Phosphates Business. Please tell us why you believe the footnote is no longer required and your current financial statements contain all required GAAP disclosures for the fiscal year ended December 31, 2004. Otherwise, please include this footnote in the audited financial statements.

Response: The reference to footnote 18 in the Companies’ independent registered public accounting firm’s report on the predecessor combined financial statements relates to a footnote describing the Companies’ legal contingencies and not the basis of presentation. As part of the Rule 144A filing, the accountants’ report included certain disclosures

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related to legal matters that were identified in a subsequent events note. In connection with the Registration Statements the accountants’ report on the predecessor financial statements was required to be included in the original form. The subsequently issued successor financial statements were combined with the predecessor statements and certain footnotes were renumbered and updated. These subsequent event legal contingencies have all been included, in the most updated form, in the Companies’ successor basis financial statements. Please refer to footnote one (1) to the consolidated and combined financial statements of the Companies under the caption Description of Business and Principles of Consolidation and Combination for the Companies’ disclosures related to the predecessor financial statements.

(21) Condensed Combining Financial Statements, page F-44

42.	Staff’s comment: Please include the disclosures required by Article 3-10(e) of Regulation S-X, if applicable, for your 2004 Senior Subordinated Notes, which are the subject of this Form S-4.

Response: In response to the Staff’s comment, the Company has modified its disclosure in Note 21, and Holdings has modified its corresponding disclosure, to include a reference to the Company’s Senior Subordinated Notes due 2014.

In addition, each of the Companies hereby acknowledge that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Neither of the Companies may assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact me at (212) 446-4734.

Sincerely,

By:	/s/ David D. McCusker
David D. McCusker

cc:	Randy Gress Richard Heyse William Farran, Esq. Joshua N. Korff, Esq. Christopher A. Kitchen, Esq.